VIA EDGAR

July 9, 2015

Craig E. Slivka, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Kush Bottles, Inc.
Amendment 1 to Registration Statement on Form 10
Filed May 29, 2015
File No. 0-55418

Dear Mr. Slivka:

On behalf of Kush Bottles, Inc., a company incorporated in the state of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 9, 2015 with respect to the Company’s Amendment 1 to Form 10, File No. 0-55418 (the “Form 10”), filed on May 29, 2015. For your convenience, the Staff’s comments are repeated below in bold text, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule Form 10 (the “Amendment”) filed concurrently with the submission of this letter.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment.  In addition, a marked copy of the Form 10 to show changes between the Amendment and Form 10 is being provided to the Staff via email.

* * *

General

1.
We note your response to comment 11 in our letter dated May 4, 2015 and the additional disclosure included in your Amendment 1 to the Form 10. However, it is not apparent from your incremental disclosure the specific demands and material expenditures that will require at least $500,000 of capital over the next 12 months. As such, please expand your disclosure to clearly identify and quantify your upcoming demands for cash that the $500,000 will be used for over the next 12 months.

The Company has revised its disclosure in the Amendment No. 2 to clearly identify and quantify its upcoming demands for cash for the next 12 months, in response to the Staff’s comments.

2.
We note based on your disclosure that you entered into an equity purchase agreement with Dank Bottles LLC. In the equity purchase agreement, you purchased all of Dank Bottles LLC's issued membership interests in exchange for $373,725 and the issuance of 3,500,000 shares of your common stock. Please disclose how you plan to account for this transaction. With regard to this acquisition, tell us how you considered providing pro forma financial statements in accordance with Rules 8-04 and 8-05 if Regulation S-X.

The Company has accounted for this transaction using the purchase method of accounting in accordance with ASC 805. In the Amendment No. 2, the Company has included audited financial statements of Dank Bottles, LLC for the period from inception January 24, 2014 to August 31, 2014. In the Amendment No. 2, the Company has included unaudited condensed financial statements of Dank Bottles, LLC for the six month period ended February 28, 2015. In the Amendment No. 2, the Company has included unaudited pro forma condensed financial statements.

***

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings, please contact me at 714-243-4311 or Remsen Kinne, K&L Gates, LLP, the Company’s legal counsel, at (415) 882-8019.

Very truly yours,

/s/ Nicholas Kovacevich

Nicholas Kovacevich